SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	IHAJDU@SIDLEY.COM +1 212 839 5651

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

September 28, 2021

Via EDGAR and Electronic Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller	FOIA Confidential Treatment
	Jeffrey Gabor	Requested Under 17 C.F.R. § 200.83
Kristin Lochhead
Vanessa Robertson

Re: Pyxis Oncology, Inc.

Registration Statement on Form S-1 (File No. 333-259627)

Ladies and Gentlemen:

On behalf of our client, Pyxis Oncology, Inc. (the “Company”), we submit this letter (this “Letter”) in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-259627), originally confidentially submitted to the Commission on June 21, 2021 and filed with the Commission on September 17, 2021 (the “Registration Statement”). We are providing this Letter on the basis of information provided to us by the Company. The Company would like to begin marketing its initial public offering on Monday, October 4, 2021, subject, of course, to the timing of the completion of the Staff’s review. The purpose of this Letter is to respond to Comment #2 of the Comment Letter.

Page 1.

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

September 28, 2021

We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, Stock-Based Compensation, page 93

2.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

The Company advises the Staff that it expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Company anticipates could commence as soon as October 4, 2021. That price range will be subject to then-current market conditions, continuing discussions with BofA Securities, Inc., Jefferies LLC, Credit Suisse Securities (USA) LLC and William Blair & Company, L.L.C. (the “Underwriters”) and any other factors affecting the Company or the proposed offering.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the most recent evaluations of its common stock and the estimated offering price for its IPO.

Valuation Guidance

The Company supplementally advises the Staff that, while currently not reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and in consultation with the Underwriters, if the Company were to commence marketing of an IPO raising $[***] million in aggregate offering amount today, the Company presently anticipates that the estimated pre-offering equity value at its IPO would range from $[***] million to $[***] million, implying a price range of $[***] to $[***] per share pre-reverse stock split (post-reverse stock split $[***] to $ [***] per share) for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of $[***] per share pre-reverse stock split (post-reverse stock split $[***] per share) (the “Preliminary Assumed IPO Price”). Please note that unless otherwise indicated, the per share amounts and share amounts in this letter reflect the impact of an anticipated 1-for-[***] split of its common stock that the Company plans to effect prior to the completion of the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

The Preliminary IPO Price Range is based on a number of factors, including the market environment for the pharmaceutical and biotechnology industry, especially with respect to initial public offerings, estimates of the Company’s future prospects, the general condition of the securities markets, and preliminary discussions with the Underwriters regarding potential valuations of the Company. The actual bona fide price range to be included in the “red herring” preliminary prospectus in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Preliminary IPO Price Range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretive guidance regarding the parameters of a bona fide price range.

Previously Provided Information Concerning Fair Value of Common Stock

The section captioned “Critical Accounting Policies and Significant Judgements and Estimates—Stock-Based Compensation” beginning on page 94 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of (i) the Company’s approach to accounting for stock-based compensation and (ii) the methodology used by the Company to determine the fair value of its common stock on the dates that options were granted by the Board. The assumptions used for estimating the weighted average fair value of the Company’s option grants using a Black-Scholes option-pricing model are set forth in Note 2 of the Company’s Audited Consolidated Financial Statements included in the Registration Statement. As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Board as of the date of grant of each option award, with input from management, considering the most recently available third-party valuations of common stock and Board’s assessment of additional objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors, that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The equity value of the Company was determined using the market approach by reference to the closest round of equity financing, if any, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to the Company. In allocating the equity value of the company among various classes of stock, the Company used the option pricing method (the “OPM”).

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

The discussion that follows describes certain stock-based compensation grants made within the eighteen months prior to the date of the original confidential submission of the Company’s Registration Statement to the Commission.

Stock Option Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees, non-employees and certain members of its board of directors. The Company measures stock-based compensation expense for stock options granted to its employees, non-employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model. Compensation expense for employee awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for non-employee and director awards is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally the vesting period of the award. The Company uses the straight-line method to record the expense of awards with only service-based vesting conditions and accounts for forfeitures of stock-based awards as they occur.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of the stock options. In the eighteen months preceding the date of the original confidential submission of the Company’s Registration Statement to the Commission, equity awards were granted and the Board, with input from management, determined the fair value of the Company’s common stock to be (i) $0.01 per share (pre-reverse stock split) as of December 6, 2019, April 8, 2020 and July 15, 2020 after considering a valuation report from an independent third-party valuation specialist as of July 31, 2019, (ii) $0.35 per share (pre-reverse stock split) as of November 18, 2020 and December 15, 2020 after considering a valuation report from an independent third-party valuation specialist as of September 30, 2020, (iii) $0.84 per share (pre-reverse stock split) as of March 31, 2021 and April 23, 2021 after considering a valuation report from an independent third-party valuation specialist as of February 28, 2021 and (iv) $1.37 per share (pre-reverse stock split) as of July 31, 2021, August 2, 2021, August 16, 2021, August 19, 2021, August 23, 2021, September 13, 2021 and September 15, 2021 after considering a valuation report from an independent third-party valuation specialist as of June 30, 2021. In addition to the valuation reports, other objective and subjective factors described in the Registration Statement were also considered. Set forth below in this letter is a discussion of each common stock valuation and the option grants in the preceding eighteen months, along with a comparison of the fair value of the Company’s common stock from December 6, 2019 to the Preliminary Assumed IPO Price.

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

The following table presents a summary of equity awards in the preceding eighteen months:

Grant Date	Shares of Common Stock Subject to Options Granted		Effective Date of 409A Valuation	Fair Value of Common Stock on Grant Date			Exercise Price of Options
	Pre-Reverse Stock Split	Post-Reverse Stock Split		Pre- Reverse Stock Split	Post-Reverse Stock Split		Pre-Reverse Stock Split	Post-Reverse Stock Split
December 6, 2019	3,006,750	[***]	July 31, 2019	$0.01	$	[***]	$0.01	$	[***]
April 8, 2020	839,641	[***]	July 31, 2019	$0.01	$	[***]	$0.01	$	[***]
July 15, 2020	437,710	[***]	July 31, 2019	$0.01	$	[***]	$0.01	$	[***]
November 18, 2020	369,178	[***]	September 30, 2020	$0.35	$	[***]	$0.35	$	[***]
December 15, 2020	7,588	[***]	September 30, 2020	$0.35	$	[***]	$0.35	$	[***]
March 31, 2021	15,890,084	[***]	February 28, 2021	$0.84	$	[***]	$0.84	$	[***]
April 23, 2021	245,914	[***]	February 28, 2021	$0.84	$	[***]	$0.84	$	[***]
July 31, 2021	2,472,921	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]
August 2, 2021	163,943	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]
August 16, 2021	255,914	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]
August 19, 2021	500,000	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]
August 23, 2021	2,090,000	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]
September 13, 2021	1,000,000	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]
September 15, 2021	733,871	[***]	June 30, 2021	$1.37	$	[***]	$1.37	$	[***]

July 31, 2019 Valuation

In preparing the July 31, 2019 valuation of its Common Stock, the Company, in consultation with an independent third-party valuation specialist, determined the enterprise value using the Adjusted Net Assets Method, which requires marking the Company’s assets to their fair value and determining the fair value of developed intangible assets as of the valuation date. The Company,

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

in consultation with the independent third-party valuation specialist, determined that the use of Adjusted Net Assets Method was appropriate as the Company was an early-stage company that was in the start-up phase of its development with four employees and only had an initial therapeutic theory. Further, the Company selected the Current Value Method (“CVM”) to allocate equity. The CVM assumes that the equity of the Company is its enterprise value and that the value is allocated to each class of stock based on its liquidation preference. Common shareholders benefit only when the value of the business exceeds the aggregate preferred liquidation preference. CVM is applicable when the Company is at such an early stage of development that there is no reasonable basis to estimate value beyond the preferred preference, if any. The July 31, 2019 valuation took into account the Company’s internally generated intellectual property as an intangible asset and the exclusive license agreement between the Company and the University of Chicago when determining the value of the Company. The valuation also took into consideration the Company’s sale and issuance of Series A convertible preferred stock in June 2019 that would allow for the advancement of necessary pre-clinical studies. The total equity value was $[***] million, the liquidation preference of the Company’s Series A preferred stock was valued at $[***] million and therefore the value attributable to common stock was $[***] million.

The resulting estimated fair value of the Company’s common stock was $0.01 per share (pre-reverse stock split). A discount for lack of marketability (“DLOM”) of [***]% and a weighted average cost of capital (“WACC”) of [***]% was applied.

December 6, 2019, April 8, 2020 and July 15, 2020 Grants

On December 6, 2019, April 8, 2020 and July 15, 2020, the Board determined that the fair value of the Company’s common stock was $0.01 per share (pre-reverse stock split) in consideration of the valuation analysis as of July 31, 2019 and the other objective and subjective factors described in the Registration Statement. As part of this determination, Board concluded that no significant internal or external value-generating events had taken place between the July 31, 2019 valuation date and the grant dates listed above.

September 30, 2020 Valuation

In preparing the September 30, 2020 valuation of its Common Stock, the Company, in consultation with an independent third-party valuation specialist, determined the enterprise value using the Market Adjusted Equity Value Method. Under the Market Adjusted Equity Value Method, the equity value of the Company is determined by applying the appropriate rate of return to the internal research and development efforts and market adjustments based on the market conditions between the valuation dates. Equity was allocated based on the OPM, which quantifies or attributes value to the economic rights of preferred stock against the common stock. The OPM treats common and preferred stock as call options on a company’s enterprise value and is applicable when the range of possible outcomes related to a liquidity event is too broad to estimate.

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

The September 30, 2020 valuation took into account the Company’s internal development efforts, the market conditions between the valuation dates, as well as the fact that that the Company had three prospective deals negotiated at arms’ length that would allow for the incorporation of additional assets into the business. The total equity value was $[***] million of which [***]% was allocated to common stock.

The resulting estimated fair value of the Company’s common stock was $0.35 per share (pre-reverse stock split). A DLOM of [***]% and a WACC of [***]% was applied.

November 18, 2020 and December 15, 2020 Grants

The Board, after taking into account the September 30, 2020 valuation, relevant business conditions, the financial performance and corporate history of the Company, and the absence of any changes that would materially impact the Company’s equity value since the time of the September 2020 valuation, determined to grant options on November 18, 2020 and December 15, 2020, each with an exercise price of $0.35 per share (pre-reverse stock split).

February 28, 2021 Valuation

In preparing the February 28, 2021 valuation of its Common Stock underlying the stock options granted, the Company, in consultation with an independent third-party valuation specialist, determined the enterprise value using the Hybrid approach. The Hybrid method is a scenario analysis with one or more scenarios utilizing the OPM to allocate equity value to the respective share classes. The two scenarios considered were determining the equity value using an IPO scenario and a recent transactions scenario. The IPO scenario was based on recent industry IPO transactions and Company’s plan for IPO and related timings. In the recent transactions method scenario, the Series B preferred stock transaction, completed on March 5, 2021, was considered. The IPO scenario was assigned a weight of [***]% reflecting that management had begun its initial consideration of an IPO and the recent transaction method was assigned a weight of [***]%. The recent transaction enterprise value was based on the Company’s recent Series B preferred stock transaction. Management concluded that the use of the Series B preferred stock transaction supported this methodology since the willingness of investors to invest new money into the Company demonstrated that the transaction was indicative of enterprise value. As part of this determination, the Board noted the following milestones, among others, between the November 18, 2020 grants and December 15, 2020 grants and the February 28, 2021 valuation date: the Company raising $152.0 million in Series B financing, the March 2021 effective date of the license agreement with Pfizer Inc. for the development and commercialization of two antibody-drug conjugate candidates, the February 2021 licenses of additional patents for an antibody-drug conjugate anti-cancer therapy candidate from LegoChem Biosciences, Inc. and the anticipated joint venture with Alloy Therapeutics, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

The resulting estimated fair value of the Company’s common stock was $0.84 per share (pre-reverse stock split). A DLOM of [***]% and a WACC of [***]% was applied to the IPO scenario. A DLOM of [***]% and a WACC of [***]% was applied to the recent transaction method scenario.

March 31, 2021 and April 23, 2021 Grants

The Board, after taking into account the February 28, 2021 valuation, relevant business conditions, the financial performance and corporate history of the Company, and the absence of any changes that would materially impact the Company’s equity value since the time of the February 2021 valuation, determined to grant options on March 31, 2021 and April 23, 2021, each with an exercise price of $0.84 per share (pre-reverse stock split).

June 30, 2021 Valuation

In preparing the June 30, 2021 valuation of its Common Stock underlying the stock options granted, the Company, in consultation with an independent third-party valuation specialist, determined the enterprise value using the Hybrid method. Two scenarios considered to determine equity value were an IPO scenario and M&A scenario. OPM was used to allocate equity value to the respective share classes.

The M&A scenario enterprise value was based on the market adjusted backsolve method and the IPO scenario enterprise value was based on recent industry IPO transactions. The IPO scenario was assigned a weight of [***]% reflecting that the Company had held the organizational meeting on May 7, 2021 and confidentially submitted to the Commission its Registration Statement on Form S-1 on June 21, 2021 and the M&A scenario was assigned a weight of [***]%. As part of this determination, the Board noted the following significant developments, among others, between the March 31, 2021 grants and April 23, 2021 grants and the June 30, 2021 valuation date: research and development conducted by the Company, business development activities since the prior valuation date and the state of the industry and economy.

The resulting estimated fair value of the Company’s common stock was $1.37 per share (pre-reverse stock split). A DLOM of [***]% and a WACC of [***]% was applied to the M&A scenario. A DLOM of [***]% and a WACC of [***]% was applied to the IPO scenario.

July 31, 2021, August 2, 2021, August 16, 2021, August 19, 2021, August 23, 2021, September 13, 2021 and September 15, 2021 Grants

On July 31, 2021, August 2, 2021, August 16, 2021, August 19, 2021, August 23, 2021, September 13, 2021 and September 15, 2021, the Board determined that the fair value of the Company’s common stock was $1.37 per share (pre-reverse stock split) in consideration of the valuation analysis as of June 30, 2021 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place between the June 30, 2021 valuation

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

date and the grant dates listed above, and that the weight assigned to the IPO scenario in the June 30, 2021 valuation report was appropriate given (i) the external market conditions affecting the biopharmaceutical industry, (ii) the volatility in the public trading markets, and more specifically with respect to the uncertainty regarding investor reception of preclinical-stage-biopharmaceutical-company initial public offerings, over the prior three months, (iii) that the Company had not publicly filed its Registration Statement and was still evaluating the timing of its IPO, including the possibility of delaying by a number of months, and potential other pathways, and (iv) that the Company was evaluating feedback from, and planning for additional, testing-the-water meetings. The Company has not granted any options since September 15, 2021.

Comparison of the Most Recent Valuations and the Preliminary Assumed IPO Price

As is typical in an initial public offering, the estimated price range for the IPO was not derived using a formal determination of estimated fair value, but was determined primarily by negotiation between the Company and the Underwriters. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	An analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	An assumption that there would be a receptive public trading market for pre-commercial, pre-clinical-stage biopharmaceutical companies such as the Company; and

•	An assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Preliminary Assumed IPO Price of $[***] (pre-reverse stock split) exceeds the fair value of a share of the Company’s Common Stock determined on March 31, 2021 and April 23, 2021 of $0.84 (pre-reverse stock split) by $[***] per share and on July 31, 2021, August 2, 2021, August 16, 2021, August 19, 2021, August 23, 2021, September 13, 2021 and September 15, 2021 of $1.37 (pre-reverse stock split) by $[***] per share. The Company respectfully submits that the difference between the most recent fair values and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•	The hiring of a Chief Financial Officer in July 2021.

•

The methodology for determining the recent valuations of the Company’s common stock incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Preliminary Assumed IPO Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The Preliminary Assumed IPO Price assumes the conversion of all of the Company’s 127,537,174 shares (pre-reverse stock split) of convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s shares of common stock.

•

The Preliminary Assumed IPO Price is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s valuation as of June 30, 2021, which considered different potential outcomes, certain of which would have resulted in a lower value of the Company’s common stock than its IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the June 30, 2021 valuation would have been $2.17 (before giving any effect to any discount for lack of marketability and pre-reverse stock split).

•	Favorable feedback from potential investors following the extensive “testing the waters” meetings that the Company conducted between July 2021 and September 2021.

•	The hiring of a Chief Medical Officer effective September 13, 2021.

•	The Company publicly filed its draft Registration Statement with the Commission on September 17, 2021.

•

The expected proceeds from the successful completion of the IPO would strengthen the Company’s balance sheet and cash position, provide access to public equity, increase the Company’s strategic flexibility and provide enhanced operational flexibility to progress its product candidates.

•

The valuation reports prepared by management and the Company’s independent third-party valuation specialist utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuing Equity Securities.

•

The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Preliminary IPO Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

•

The Preliminary Assumed IPO Price represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the fair value of the Company’s common stock as of the recent grant dates represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity accounts for a substantial portion of the difference between the fair value of the Company’s common stock as of the recent grant dates and the Preliminary Assumed IPO Price.

•

Recent market conditions used in the determination of the Preliminary Assumed IPO Price after discussions with the Underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.

In conclusion, the Company respectfully submits that the differences between the Preliminary Assumed IPO Price and the recent valuations of its common stock used in connection with the option grants for financial reporting purposes are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

*     *     *     *     *

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.

U.S. Securities and Exchange Commission

September 28, 2021

We thank you in advance for your consideration of the foregoing. If you have any questions, please direct them to me at (212) 839-5651 or at ihajdu@sidley.com, or Asher Rubin at (410) 559-2881 or at arubin@sidley.com, or Frank Rahmani at (650) 565-7050 or at frahmani@sidley.com.

Very truly yours,

/s/ Istvan Hajdu
Istvan Hajdu, Esq.

cc:	Lara Sullivan, Pyxis Oncology, Inc.

Pamela Connealy, Pyxis Oncology, Inc.

Frank Rahmani, Sidley Austin LLP

Asher Rubin, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

PYXIS ONCOLOGY, INC.